Exhibit 99.1

GILBERTO Tomazoni JBS Global CEO WESLEY Batista Filho JBS USA CEO GUILHERME Cavalcanti JBS Global CFO

Overview Video

We make statements about future events that are subject to risks and uncertainties. Such statements are based on the beliefs and assumptions of our Management and information to which the Company currently has access. Statements about future events include information about our current intentions, beliefs or expectations, as well as those of the members of the Company's Board of Directors and Officers. Disclaimers with respect to forward - looking statements and information also include information on possible or presumed operating results, as well as statements that are preceded, followed or that include the words “believe,” “may,” "will,” “continue,” “expects,” “predicts,” “intends,” “plans,” “estimates,” or similar expressions. Forward - looking statements and information are not guarantees of performance. They involve risks, uncertainties and assumptions because they refer to future events, depending, therefore, on circumstances that may or may not occur. Future results and shareholder value creation may differ materially from those expressed or implied by the forward - looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict.

Majority owner of BioTech Foods, cultivated protein producer in Spain Built largest cultivated protein R&D center in Brazil Market leader in Brazil, Europe, Mexico and the USA # 1 Global poultry producer Market leader in Australia, Brazil, Canada and the USA # 1 Global beef producer LEADING Prepared foods producer Market leader in Australia, New Zealand, the U.K., #2 in Brazil , #3 in Middle East Fast - growing position in the U.S Revenue as of Q 3 2023 LTM $71B Global Team Members 270K Countries Worldwide 17 Market leader in Australia, Brazil, Europe and the USA # 2 Global pork producer # 2 Salmon producer in Australia Alternative Proteins # 1 #3 in Europe Plant - based foods producer in Brazil

Average IRR of 18% since 2007* * According to report published by Bank of America in 9/2023 7,6 2,0 16,5 17,6 31,1 36,9 38,6 42,9 51,2 48,9 49,0 51,1 49,7 51,7 52,3 72,6 71,1 2006 2012 2013 US $Billion [Beef] [Pork] [Brazil Margarine & Mayonaise] 65,0 2014 2015 2016 2017 2018 2019 2020 2021 2022 LTM 3Q23 Increased Diversification Into Value - Added and Branded Product Portfolios 2007 2008 2009 2010 2011 Established a Global Protein Platform [United Kingdom] [Meats & Meals] [Brazil & Mexico Chicken]

Net Revenues by Product Destination 3Q23 Net Revenue by Origin By Geography and Product Portfolio Leather Plant Based Center for Innovation Cultivated Protein Prepared Foods Mexico 5% South Brazil 13% America 1% 51% 27% United States Brazil 8% Australia 7% Europe 4% Canada Aquaculture Poultry Lamb Pork Beef 3% Mexico Europe 9% Asia 14% Africa & Middle East 3% USA 49% 3% Canada Australia & New Zealand 3%

Market leader in the most important proteins in the most relevant markets Well - established sales and distribution platform Mitigates risks associated with market cycles and regional events Culture of operational excellence Long - term strategic view Uniquely diversified Sales and distribution platform Long - term sustainable growth Production platform $ Value - added products and Brands Profitability

Wesley Batista Filho JBS USA CEO Our Brand Track Record

94 % of Just Bare Consumers are Repeat Purchasers 2018 2019 2020 2021 2022 2023 Prepared Launch Innovation / Line Extensions Prepared Portfolio Launch Brand Re - Launch New Items 5 Fresh SKUs No Antibiotics Ever Chicken Brand – Best Velocity in the Total US Category

# 1 BRAND IN: Over the last 10 years since acquiring the brand, Seara has become the most innovative brand in the category Growth in Market Share 2013 – 2023 (Nielsen) Frozen Pizza 10.9% to 28.8% Lunch Meats 6.0% to 13.8% Frozen Foods 11.7% to 25.8% Brazil Household Penetration 90% Frozen Food Bacon Sliced Salami Burger Patties

10.1% Market Share #3 Brand in the Market (Nielsen) In two years, the brand has achieved: Products are produced locally in the region

Mexico Prepared Foods Growing from 15 to 45% category market share since acquisition Volume Performance* +3X +31% +8X *Alamesa 2020 - 2024 | DelDia 2016 - 2024 | Pilgrim’s 2016 - 2024

A Range of Nutritious and Satisfying Meat Snacks Enjoyed by 4M + Consumers Across the UK 2023 Category Share: 4.6M Buyers +7.7% #1 CHICKEN SNACK BRAND #1 FOOD TO GO SNACK 14.3% Penetration +7% 86% Awareness +2p

Delicious combination of meat, cheese and crackers in a convenient snack pack, disrupting the market with 33% share & 17.7% penetration Australian Grocery Market Performance $350M $300M $250M $200M $150M $100M $50M $0 2020 2023 60% 50% 40% 30% 20% 10% 0% 2018 2019 Cheese Snacking 2021 2022 Category Penetration Primo Share Primo

Differentiating Through Our Culture Raising the Bar on Quality Integrated Business Model Core Competencies Diversification

Guilherme Cavalcanti JBS Global CFO Our Performance

Geographic and Product Diversification Leading to Lower Volatility in Results 16,5 31,1 36,9 38,6 42,9 51,2 48,9 49,0 51,1 49,7 51,7 52,3 65,0 72,6 71,7 76,3 79,7 17,6 0,7 0,6 2,1 1,9 2,2 2,8 4,7 4,0 3,3 4,2 4,0 5,0 5,6 8,5 6,7 3,5 5,0 5,6 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023C¹ 2024C² 2025C² Net Sales EBITDA PPC JBS USA Pork JBS Australia Consolidated Seara JBS Brazil JBS Beef North Am. 3,8% 3,7% 6,9% 5,1% 5,8% 6,6% 9,2% 8,2% 6,6% 8,2% 8,2% 9,7% 10,9% 13,0% 9,2% 4,8% 6,5% 7,0% EBITDA Margin U U S S D D Billion Billion

Free Cash Flow (ex - Exp. Capex) US$ 10,300 4,113 US$ Expansion Capex 3,291 US$ M&A 2,948 US$ Dividends 2,905 US$ Share buybacks Increase in net debt* US$ 2,957 Value Growth Net Leverage (Considering Market Consensus for 2023) Long Term Goal 3,01x 2,13x 1,58x 1,46x 2,26x 4,40x 3,2… 2,76x 1,50x 1,25x 1,00x 3,75x 3,50x 3,25x 3,00x 2,75x 2,50x 2,25x 2,00x 1,75x 4,00x Cap on payment of extra dividends 4,25x 4,50x M&A Limit 4,75x 2018 2019 2020 2021 2022 2023C 2024C 2025C Safety Zone Attention Zone Capital Deployment Last 5 Years – In Millions The lower cost of debt kept interest expense stable despite the increase in net debt.

Financial Discipline Results in Full Investment Grade Rating 2.978 336 143 18 6 1.073 1.101 703 1.786 1.877 2.930 3.013 2.123 612 10 2.414 883 2.895 450 Cash Short Term and Equivalents 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 to 2038 2039 to 2051 2052 2053 Proforma Debt Amortization Schedule (US$ Million)¹ Average Tenor: 12 yrs Average Cost: 6.08% p.a. Cash and Equivalents Revolving credit facilities USD 2.9 bn in the US Revolving credit facilities USD 450 mn in Brazil ¹ Includes available cash resources and revolving and guaranteed credit lines from JBS USA and JBS SA. ² Includes debts in other currencies, such as Euros and Canadian dollars. Full Investment Grade

Compelling Rationale Potential unlocking of the value of the Company's shares Broaden access to a wider base of investors Reduce the cost of capital both equity and debt Increase flexibility to use equity as source of funding Increase the number of equity indexes that JBS could participate (Russell, S&P, MSCI USA, among others) Expand conditions for growth

Gilberto Tomazoni Our Future

• Built a strong, unique global protein platform • Diversification contributes to more stable long - term performance • Growth strategy based on accretive acquisitions, with strong turnarounds • Brand building model with our culture as the consistent foundation • Strong track record in multiple countries and categories • Financial strength to continue growing • Potential for relevant growth with higher, more stable margins

Our Formula for Continued Growth Enablers for Growth: • NYSE listing • Proven ability to build brands • Operate successfully in multiple geographies & categories • Experienced management team • Key customer relationships • Strong track record of turning around businesses Going Forward: • Increase presence in the US value - added market • Ongoing growth through accretive acquisitions • Continue exploring new growth categories • Continued growth through organic investment, while delivering value to all stakeholders

Resultados 3T23 Thank you !